DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 24, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

07024286

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 0 5 2007
WASH, D.C.
200

SUPPL

Date 24/05/2007

Dear Sir or Madam,

REFERENCE: 34952
Dyno Nobel Limited – Filing Pursuant to Rule 12g3-2(b) Exemption

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** an announcement lodged with the Australian Stock Exchange.

Yours faithfully,

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: +612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

PROCESSED
JUN 1 2 2007
THOMSON
FINANCIAL

DYNO

Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 24, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

24 May 2007

The Manager, Companies
Australian Stock Exchange Limited
Company Announcements Office
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir,

DYNO NOBEL LIMITED – 2007 ANNUAL GENERAL MEETING
LISTING RULE 3.13.2 AND SECTIONS 251AA(1) AND (2) OF THE CORPORATIONS ACT

For the purpose of Listing Rule 3.13.2 and Sections 251AA(1) and (2) of the Corporations Act, I advise that:

- At the Annual General Meeting of Shareholders held today each of the Ordinary Resolutions, as set out in the attached Notice of Meeting, was passed on a show of hands with the requisite majority of votes.

- For each of the Ordinary Resolutions, as set out in the attached Notice of Meeting, the total number of proxy votes exercisable by all proxies validly appointed are disclosed in Attachment "A".

Yours sincerely

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

DYNO
Dyno Nobel

Dyno Nobel Limited
ABN 44 117 733 463

Notice of Annual General Meeting 2007

Notice is given that the first Annual General Meeting of Dyno Nobel Limited will be held on 24 May 2007 at the Sydney Convention and Exhibition Centre, Darling Drive, Darling Harbour, Sydney, NSW commencing at 11.00 am.

Agenda

Ordinary Business

1. **Financial Statements and Reports**
   To receive and consider the Financial Report of the Company and the Reports of the Directors and Auditor for the financial year ended 31 December 2006.

2. **Remuneration Report**
   To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

   "That the Remuneration Report (which forms part of the Directors' Report) for the financial year ended 31 December 2006 be adopted".

Information about the Remuneration Report is included in the Explanatory Notes.

Note: The vote on this resolution is advisory only and does not bind the Directors or the Company.

3. **Election of Director**
   To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

   "That David Edward Wills, a Director appointed in accordance with Rule 44(d) of the Constitution, being eligible, is elected as a Director of the Company, such appointment to take effect at the conclusion of the Annual General Meeting".

Information about Mr Wills is included in the Explanatory Notes.

Special Business

4. **Appointment of Auditor**
   To consider and, if thought fit, to pass the following resolution as an ordinary resolution of the Company:

   "That Deloitte Touche Tohmatsu of Grosvenor Place, 225 George Street, Sydney, New South Wales, having been duly nominated by a shareholder of the Company and having consented in writing to act, be appointed as auditor of the Company".

Information about the appointment of the auditor is included in the Explanatory Notes.

Dated 20 April 2007
By order of the Board

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

Entitlement to Attend and Vote

The Board has determined that for the purposes of determining voting entitlements at the Annual General Meeting, those persons who are registered as holding shares in the Company at 7.00 pm on Tuesday 22 May 2007 will be entitled to vote.

Proxies

A Member entitled to attend and vote at the Annual General Meeting is entitled to appoint not more than two proxies. A proxy need not be a Member of the Company. A Member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes which each proxy is appointed to exercise. If you wish to appoint a proxy, you can use the Proxy Form accompanying this Notice.

You can also submit your proxy appointment online by visiting the webpage: www.computershare.com/au/proxy.dxl. To use this online facility, you will need your Shareholder Reference Number (SRN) or Holder Identification Number (HIN) and postcode as shown on your proxy form.

You will be taken to have signed the proxy form if you lodge it in accordance with the instructions on the website. A proxy cannot be appointed electronically by a person appointed by a shareholder under a Power of Attorney or similar authority.

The online proxy facility may not be suitable for some Members who wish to split their votes on an item of business or appoint two proxies with different voting directions. Please read the instructions for the online proxy facility carefully before you lodge your proxy.

On a show of hands, every person present and entitled to vote shall have one vote. If you have appointed a proxy and the proxy appointed is also a Member, or proxy for another Member, any direction to the proxy on how to vote may not be effective on a show of hands. Your directions will be effective if a poll is held.

To be effective your online proxy appointment must be lodged through the above webpage by no later than **48 hours prior to the Meeting.**

To be effective, your Proxy Form and the Power of Attorney or other authority (if any) under which it is signed (or) a copy of the Power of Attorney or other authority, certified as a true copy by Statutory Declaration, must be received no later than **48 hours prior to the Meeting** by Dyno Nobel's Share Registrar, or at the Registered Office of Dyno Nobel using the address and facsimile numbers set out in the Proxy Form accompanying this Notice.

2 To adopt the Remuneration Report for the financial year ended 31 December 2006.

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
543,691,208	16,409,234	1,985,778	1,615,528

The motion was carried on a show of hands as an ordinary resolution.

3 To elect as a Director Mr David Edward Wills.

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
559,859,718	187,868	2,041,588	1,612,574

The motion was carried on a show of hands as an ordinary resolution.

4 To appoint Deloitte Touche Tohmatsu as auditor of the Company.

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
561,141,562	844,339	118,210	1,597,637

The motion was carried on a show of hands as an ordinary resolution.

DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 24, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 0 5 2007
WASH, D.C.
200

Date 24/05/2007

Dear Sir or Madam,

REFERENCE: 34952
Dyno Nobel Limited – Filing Pursuant to Rule 12g3-2(b) Exemption

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** an announcement lodged with the Australian Stock Exchange.

Yours faithfully,

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: +612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 24, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

24 May 2007

The Manager, Companies
Australian Stock Exchange Limited
Company Announcements Office
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir,

RE: DYNO NOBEL LIMITED: CHAIRMAN'S ADDRESS – LISTING RULE 3.13.3

We attach a copy of the 2007 Dyno Nobel Limited Annual General Meeting Chairman's Address and the CEO's presentation materials.

These will be delivered to Shareholders today.

Yours sincerely

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

DYNO
Dyno Nobel

Dyno Nobel Limited

ABN 44 117 733 463

Chairman's Address to the Dyno Nobel Annual General Meeting

24 May 2007

Ladies and gentlemen, on behalf of the Board, welcome to the Annual General Meeting of Dyno Nobel Limited, our first AGM since listing on the Australian Stock Exchange in April last year.

This meeting marks a very **special occasion** for our Company and a **significant milestone in our long and rich history**. Thank you for being part of this occasion, for making the effort to come here today, and for your support of the Company.

The Board has overall responsibility for the **conduct** and **governance** of Dyno Nobel including approving its strategic direction and overseeing the management of its businesses and affairs.

As part of this governance structure, **three committees** have been established to oversee and report to the Board on particular areas of responsibility.

The **Audit and Compliance Committee** oversees compliance with accounting and financial reporting obligations and is chaired by David Walsh, with Jock Muir and David Wills the other two members.

Jock Muir chairs the **Safety and Operational Risk Committee**, working with Ralph Harnett and Rod Keller to monitor Dyno Nobel's safety, health and environmental and operational risk management policies and practices, and compliance with relevant laws.

The third committee, the **Remuneration and Nomination Committee**, supervises the Company's remuneration policies. Rod Keller chairs this committee with Ralph Harnett and David Walsh the other members.

2006 was a successful year for Dyno Nobel. The Company exceeded its prospectus forecasts by **10 percent** and we **expanded** our business both **geographically** and in the range of **products and services** we now offer our customers.

Last month the Company paid a maiden dividend to shareholders and I'm pleased to announce that our **Dividend Reinvestment Plan** was very well received with holders of **49 percent** of our shares electing to participate in the plan. A total 4,718,814 share allotted.

Many of you became shareholders following our listing in April 2006. Prior to this, in September 2005 a Macquarie Bank led consortium of investors acquired the Dyno Nobel businesses from the then owner, Industri Kapital, a European private equity firm. Then in December 2006, this Macquarie Bank led consortium sold the businesses in Europe, Latin America, Asia and some joint venture interests **to a competitor**.

The retained businesses in the United States, Canada and Australia, the DETNET business in South African and CMMPM in Mexico, **formed the core of the new Dyno Nobel**.

This event marked a fresh chapter in Dyno Nobel's history and has helped shape the Company we are today. The sale of some assets to our competitor is also one of the **major drivers** behind the Company's **growth** strategy, particularly our strategy of re-entering those markets we were previously in.

2006 was an eventful year with many highlights, not the least of which was the Company's listing on the Australian Securities Exchange in April.

Soon after the listing in April 2006, in line with our strategy of re entering markets we were previously in, we opened offices in Jakarta, Indonesia and established a team in Latin America. **We have also** announced our intention to re-enter the South African market with a 50 percent stake in Sasol Dyno Nobel and of course, the 29.9% stake in Fabchem, a Singaporean based listed company, provides us an exciting window into the Chinese market.

In addition, we enhanced our core businesses by **integrating ten acquisitions** across North America, announced the Cheyenne ammonium nitrate plant expansion and kicked off our **Dyno Nobel Moranbah** Project located in the Bowen Basin area of Queensland. This project, which is the Company's **biggest investment** to date, is strategically important and will **transform** our Australian business when it's completed late 2008.

The 330 000 tonnes of ammonium nitrate per annum production capacity has been **committed** to three of the world's leading mining houses; Anglo Coal, Rio Tinto and

Xstrata. It will generate solid cash flows and increase the income which is generated outside North America which will have important implications for our shareholders in terms of **dividends** and **franking credits**.

Dyno Nobel has continued to benefit from the economic growth in the major and developing economies, and from the demand for **metals, energy and construction materials** that this growth drives.

I'll let Dyno Nobel's Chief Executive Officer, Peter Richards, go into more detail about the Company's performance highlights and strategy shortly, however, I will say that our **pursuit of growth is aimed squarely at the** returns it generates for **shareholders**.

The Board's view is that the investments and commitments made to date provide a sustainable platform for improved profitability and hence, share price performance. We remain confident that the market will in time recognise the true value of our acquisitions, the Dyno Nobel Moranbah project and the wider product and services we can now offer customers.

We are experiencing a period of **strong global demand** for resources and commodities and the **indications** point to this **continuing**. Dyno Nobel will be well positioned to meet the continued demand for explosive products and services and particularly in developing economies such as China.

However, with this pursuit of growth we understand that we also have a responsibility, or a '**licence to operate**' as it's known within Dyno Nobel and the broader mining community. Our objective of Zero Harm applies to the safety of our employees and customers.

The nature of our business means that it is of the utmost importance that we create a **safe working environment** for all. The Board and Dyno Nobel management is proactive in monitoring and reviewing the Company's strategic commitment to a safe working environment.

To work in Dyno Nobel means to **live by the Company's core value of safety**. Each and every employee is expected to take responsibility for safety and play an active role in identifying and reporting any risks. They, as the Board is, are acutely aware of the potentially devastating consequences of not doing so.

We also have a **committed intent** to reduce our impact on the environment. Currently, we are gathering data from our activities and benchmarking them against common standards in order to establish some targets for reducing greenhouse gas emissions and our impact on the environment.

Overall, the Board remains confident about the Company's prospects and is determined to continue creating value for clients and shareholders. Thank you for your support and encouragement throughout the year.

I would now like to hand you over to Chief Executive Officer, **Peter Richards**, who will take you through some of the operational highlights of the past year.

Thank you.

DYNO
Dyno Nobel

Thinking ahead

Dyno Nobel Limited
ABN 44 117 733 463

Annual General Meeting
24 May 2007



Dyno Nobel Ltd – rich history, exciting future


EXPLOSIVE
DYNO
Dyno Nobel

Peter Richards
Chief Executive Officer

1800s	1900	1910	1920	1930	1940	1950	1960	1970	1980	1990	2000	2007

Our first year as an ASX listed company ...

Expansion of ammonium nitrate capacity
- Acquired Maitland ammonium nitrate plant in Canada, December 2005
- Initiated expansion of Cheyenne
- Committed to Moranbah
- Agreed long term extension and increased access with CSBP

Expansion of Initiation systems capacity
- Integrated Spanish Fork
- Expanded assembly and manufacturing in Mexico
- Initiated tube capacity expansion at Simsbury

Strengthening alliances
- Strengthened alliances with global customers

Global re-entry
- Re-entry under "dnx" branding
- Established team in Latin America and winning contracts in Indonesia and PNG
- Established platform into China (Fabchem), Asia (TKEB) and southern Africa (SDN)

Growth in adjacent areas
- Business integration of Castonguay, NW Rock, Angellini, SMHE, and SJL Drilling

Earnings above prospectus forecasts
- FY2006 pro forma EPS & NPAT after tax exceeded prospectus forecasts by 10%
- Significant EBITDA uplift in core markets by ~44% (on a pro-forma basis)
- Maiden dividend paid in April 2007

EBITDA was 44% ahead of 2005 pro-forma results

Full year ended 31 December 2006 – results snapshot

Revenue **US$1,258.0m**	✓	6.0% above forecast
EBITDA **US$192.0m**	✓	3.2% above forecast
NPAT **US$91.2m**	✓	10.1% above forecast
EPS **11.3 US cents**	✓	10.1% above forecast

The full year pro-forma forecast (prospectus) and pro-forma actual result includes the benefit of a number of acquisitions and cost restructuring and excludes certain costs on the basis that they are one off items.

EBITDA / cash flow conversion	✓	Improved 2nd half performance

Cashflow represents statutory operating cashflow,excluding interest and tax paid

Building the global footprint



Minnesota Explosives Oct 06 – distribution
Castonguay May 07 – drilling & blasting
Cheyenne Ammonium Nitrate plant expansion 07
Spanish Fork Feb 06 – manufacturing
Dinamita manufacturing
ETI Feb 06 – manufacturing & distribution
St Lawrence Explosives Feb 06 – distribution
Dyno East Kentucky Feb 06 – distribution
Mountain State Bit Nov 06 – drilling
Angelini Drilling Sep 06 – drilling
South Miami Heavy Equipment Mar 06 – drilling
Fabchem Jan 07 – manufacturing
TKEB Jan 07 – manufacturing
Sasol Dyno Nobel May 07 – manufacturing
Moranbah Ammonium Nitrate plant 07
Existing locations
New locations

Stable platform for growth

DYNO
Dyno Nobel

~85% of earnings | ~15% of earnings

North America

Revenue	US$1,036.7m	Employees	3,114
EBITDA	US$165.9m	Customers	700

- Largest market in the world
- Market leader
- Increasingly stringent regulatory environment
- Compelling industry fundamentals

Latin America
Established office and team

Asia Pacific

Revenue	US$221.2m	Employees	400
EBITDA	US$28.6m	Customers	50

- 3rd largest market in the world
- Strong growth forecast
- Moranbah on track
- Excellent industry fundamentals

dnx

Asia
Business won in Indonesia/PNG, TKEB Malaysia, Fabchem (China)

Results on a pro-forma equity basis (A-IFRS)
Detnet loss not included

Delivering on safety

- Safety – number 1 priority
- Zero Harm
- Committed to reducing environmental impact
- Social licence to operate


SAFELY
HOME
Everyone.
Every day.
DYNO

Industry outlook

- Commodity prices at record highs
- Long run price forecasts now exceed historical averages
- Two key factors are fuelling the sustained long-term price outlook:
  - Strong construction demand growth from China and India
  - Global supply shortages due to under investment in exploration and new project capital expenditure over the last decade



World coal production
million tonnes
6500
6000
5500
5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
1981
1986
1991
1996
2001
2006 (f)
China
World ex-China

Source: BP, Macquarie Research, October 2006
Credit Suisse 2007

Resource sector will underpin core business outlook

- Commodity price momentum will underpin core business outlook in the medium term
  - China and India key drivers of growth
  - Expected to continue in the longer term
  - Supply deficits in most economies
  - Significant new resource sector investments already committed

Attractiveness of Mining Jurisdictions



Chile
Mexico
Australia
Peru
China
Canada
PNG
Russia
Indonesia
New Zealand
Philippines
US
-
20%
40%
60%
80%
100%

Source: Fraser Institute Survey 2005
Note: Results based on current geological potential and existing regulatory regimes.

Key drivers for Dyno Nobel: North America

- **Industry sectors provide 1-2% growth**
  - Coal, PRB strong
  - Quarry and construction, public and infrastructure spending continues to offset lower residential
  - Metals, modest growth continuing
- **Initiation systems export demand remains strong**
- **Capacity expansions**
  - Cheyenne on line in Q4, 2007
  - Mexico initiation system expansion completed mid 2007
- **Castonguay drilling acquired (May 07)**
- **Enhancing cost structure and supply chain a priority**

Key drivers for Dyno Nobel: Asia Pacific

- **Industry sectors provide 4%– 6% growth**
  - Coal, growth strong supported by DNM – related contracts. Recent infrastructure constraints seen on the East Coast.
  - Iron Ore, continuing strong growth
  - Metals, modest growth continuing
- **Expansion into targeted underground markets** supported by superior underground technology
- **Asia Pacific re-entry**
  - Indonesia, PNG, new business on track
  - Fabchem, worlds second largest market
  - TKEB, in place and delivering
- **Moranbah**
  - Delivery of committed financial returns on track

Moranbah: company transforming AN project

- Attractive economics creating long term value ✓
- Strong alliances with global mining customers ✓
- Creating a sustainable presence in Asia Pacific ✓
- Lowest cost position in the largest concentrated AN market in the world ✓

ANGLO COAL

RIO TINTO COAL AUSTRALIA

xstrata


Moranba
QLD Government's Coordinator General recently gav project the green light on 14 May
Development application lodged with local council
Relocated ammonia plant arrived at Mackay from USA and undergoing inspection
Ammonia tank construction commenced
Construction of ammonia plant foundations underway. Preparations being made for arrival of plant on site in June
Site preparation well advanced under supervision of indigenous monitors

Questions


DYNO
Dyno Nobel
-EMULSION

DYNO
Dyno Nobel
Groundbreaking Performance

2007 resolutions



DYNO
7388
MAN

Geoff Tomlinson
Chairman

Item 1 - Financial Statements and Reports

To receive and consider the Financial Report of the Company and the Reports of the Directors and Auditor for the financial year ended 31 December 2006.

Item 2 – Remuneration Report

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That the Remuneration Report (which forms part of the Directors' Report) for the financial year ended 31 December 2006 be adopted".

Remuneration Report: proxy numbers

For	96.79%	543,691,208
Against	2.92%	16,409,234
Abstained		1,985,778
Left open	0.29%	1,615,528

Item 3 – Election of Director

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That David Edward Wills, a Director appointed in accordance with Rule 44(d) of the Constitution, being eligible, is elected as Director of the Company, such appointment to take effect at the conclusion of the Annual General Meeting".

Item 3: proxy numbers

For	99.69%	559,859,718
Against	0.03%	187,868
Abstained		2,041,588
Left open	0.28%	1,612,574

Item 4 – Appointment of Auditor

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That Deloitte Touche Tohmatsu of Grosvenor Place, 225 George Street, Sydney, New South Wales, having been duly nominated by a shareholder of the Company and having consented in writing to act, be appointed as auditor of the Company".

Item 4: proxy numbers

For	99.56%	561,141,562
Against	0.15%	844,339
Abstained		118,210
Left open	0.29%	1,597,637

END